Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

FUNDRISE

13% fixed return in Charlotte, NC



We are pleased to announce the latest addition to the Fundrise portfolio—a preferred equity investment in Integra NoDa, a to-be-constructed multifamily development located in Charlotte, NC. Offering a fixed 13%[1] return, this investment underscores our continued focus on high-quality credit investments that capitalize on the current period of higher interest rates and dislocated credit markets.

Investment overview: Integra NoDa is a planned 335-unit development, designed to provide premium amenities like a fitness center, sky lounge, business center, and a resort-style pool. Each unit will feature top-notch finishes, stainless steel appliances, and in-unit laundry. This investment, structured as preferred equity, ensures priority distributions and significant risk protection.

Key Investment Strengths

1. **13%[1] High Yield Potential:** The projected annual return offers a compelling risk-adjusted profile.
2. **Prime Location:** Located in the growing Charlotte MSA, benefiting from local demand for quality rental housing.
3. **Experienced Sponsor:** Developed over 11k residential units across 43 communities with an aggregate transaction value of approximately $3.3 billion.

Market snapshot: North Charlotte continues to see robust growth, with a 7.6% projected population increase from 2023-2028. The area offers an attractive alternative to pricier submarkets, maintaining proximity to key employment hubs and the LYNX Blue Line.

Why now: In today's economic environment, preferred equity investments like Integra NoDa offer unique risk-adjusted returns. With declining rates expected, these fixed-return investments look increasingly favorable against other fixed-income options.

Portfolio impact: The Income Real Estate Fund remains resilient even as interest rates drop. This 13%[1] preferred equity investment aligns with our long-term objective of delivering strong, stable returns across market cycles.

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Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fed cuts rates—Now it's your move

With interest rates dropping, real estate prices are poised to rise. By investing now, you can lock in today's lower prices and maximize your returns *before* values likely recover.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.